SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated October 5, 2023.

Buenos Aires, October 5, 2023

Messrs.

Comisión Nacional de Valores

(Argentine Securities Commission)

25 de Mayo 175

Buenos Aires

Mercado Abierto Electrónico (“MAE”)

Maipú 1210

Buenos Aires

Bolsas y Mercados Argentinos S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

Re.: Agreement with related parties – Energía Argentina S.A. (“ENARSA”)

Dear Sirs,

Pursuant to the provisions set forth by the Argentine Securities Commission, and the terms of Article 73 of Law No. 26,831, as well as ByMA and MAE regulations, we hereby inform that the Audit Committee’s report is available to the shareholders at the registered office of YPF S.A. (the “Company”), located at Macacha Güemes 515, Buenos Aires, in which the Audit Committee issued its opinion, in accordance with the above mentioned regulation, regarding the extension of the Unión Transitoria contract GNL Escobar with Energía Argentina S.A. (“ENARSA”) until January 31, 2025, concluding that the terms and conditions thereof are in accordance with the normal and customary market standards for agreements entered into in similar transactions between independent parties.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 5, 2023	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer